GALAXY ENTERPRISES INC.

1701 Charles Iam Court

Las Vegas, Nevada 89117

Telephone: 702-596-9628

October 6, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Isaac Esquivel

Dear Mr. Esquivel:

Re: Annual Report on Form 10-K on the Fiscal Year Ended July 31, 2021 (File No. 333-258034)

Further to your letter dated August 15, 2022 concerning our annual report on Form 10-K for the fiscal year ended July 31, 2021, we respond to your comments as follows:

Item 2. Properties, page 4

1.	We note that you do not own any real property interest. Please tell us if the offices located at 1701 Charles Iam Court are leased, and if so, how you have accounted for the lease.

The offices located at 1701 Charles Iam Court are provided to us by a director free of charge. We have revised the disclosure in the Properties section to clarify this.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

2.	We note that your auditor opined on the financial statements as of and for the year ended May 31, 2021. Please amend your filing to include a revised audit report from your auditor that opines on the financial statements for the correct period. Additionally, have your auditor revise its audit report to appropriately title the going concern paragraph and place it immediately following the opinion paragraph as required by paragraphs 12 and 13 of PCAOB Auditing Standard 2415 and to comply with all aspects of AS 3101, including the use of section titles and a statement that the audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error of fraud.

We have amended our filing to include a revised audit report from our auditor that addresses your comments.

Yours truly,

GALAXY ENTERPRISES INC.

Per: /s/ Gregory Navone

Gregory Navone, President